Community Bank Shares of Indiana, Inc.


News Release


Contact:
James D. Rickard
(812) 981-7378


FOR IMMEDIATE RELEASE

Community Bank Shares of Indiana, Inc. reports 1st quarter earnings

         NEW ALBANY, Ind. (April 16, 2001) - Community Bank Shares of Indiana, Inc. reported net income for the three months ended March 31, 2001, of $834,000 (or $0.33 per diluted share) compared with $728,000 (or $0.28 per diluted share) for the same period last year. Return on average equity was 7.93% for the quarter compared with 6.92% for the same period last year.
         First quarter results were affected by falling interest rates and a more focused balance sheet strategy, which concentrates on commercial and consumer loan growth funded by deposit growth, with the emphasis on lower-costing transaction accounts.
          "Our focus has shifted toward using deposit growth to fund strong commercial and consumer loan demand," said James Rickard, President and Chief Executive Officer. "We have a renewed dedication to customer service that we believe will allow us to achieve deposit growth and reduce the volatility of future earnings. These initiatives will allow us to achieve our principal objectives, which are to increase customer, employee, community and shareholder value while we build our banks into the best community banks in their respective market areas."
         "In addition to our increase in earnings, we are pleased to announce that the board of directors recently raised the dividend from $0.135 per share to $0.145 per share," Mr. Rickard continued. "We are happy to share our increasing prosperity with our shareholders, rewarding them for their loyalty and belief in their organization."
         Total assets as of March 31, 2001 were $407.3 million, an increase of $11.2 million, or 2.8%, over total assets of $396.1 million as of March 31, 2000.
         Community Bank Shares of Indiana, Inc. is the parent company of three full-service banking subsidiaries--Community Bank and Heritage Bank in southern Indiana and Community Bank of Kentucky, in Bardstown, KY. The company is traded on the Nasdaq under the symbol CBIN.




                          [TABULAR INFORMATION FOLLOWS]


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

CONSOLIDATED CONDENSED
BALANCE SHEETS
In Thousands
(Unaudited)                                    March 31,       December 31,       March 31,
                                                2001             2000              2000
                                                ----             ----              ----
ASSETS
------
Cash and interest-bearing
      deposits with banks                      $  18,993         $  18,435        $  11,975
Investment securities                             82,887            86,436          102,961
Loans receivable, net                            283,116           287,859          260,747
FHLB Stock                                         7,601             7,601            7,513
Premises and equipment                            10,579            10,291            9,626
Other assets                                       4,086             5,599            3,281
                                        ----------------------------------------------------
Total Assets                                   $ 407,262         $ 416,221        $ 396,103
                                        ====================================================

LIABILITIES
Deposits                                       $ 253,998         $ 258,222        $ 231,398
Borrowed funds                                   108,925           114,347          120,543
Other liabilities                                  2,255             2,764            2,389
                                        ----------------------------------------------------
Total Liabilities                                365,178           375,333          354,330
                                        ----------------------------------------------------
STOCKHOLDERS' EQUITY
Stockholders' equity                              42,084            40,888           41,773
                                        ----------------------------------------------------
Total Liabilities and
      Stockholders' Equity                     $ 407,262         $ 416,221        $ 396,103
                                        ====================================================

CONSOLIDATED CONDENSED
STATEMENTS OF INCOME
In Thousands Except Per Share Data
(Unaudited)
                                                Three Months Ended
                                                     March 31,
                                                2001             2000
                                                ----             ----
Interest income                              $   7,756        $   7,143
Interest expense                                 4,660            4,030
Provision for loan losses                          207              181
                                      ----------------------------------
Net interest income after
      provision for loan losses                  2,889            2,932
Non-interest income                                533              422
Non-interest expense                             2,110            2,143
                                      ----------------------------------
Net income before tax                            1,312            1,211
Income taxes                                       478              483
                                      ----------------------------------
Net income                                    $    834         $    728
                                      ==================================
Net income per share:
      Basic                                   $   0.33         $   0.28
      Diluted                                 $   0.33         $   0.28

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